Exhibit 8

News Release

READYMIX QUARRY APPROVAL TO HELP ENSURE
FUTURE AGGREGATES* SUPPLY FOR SYDNEY

Rinker Group Limited (“Rinker”) announced today that its Australian subsidiary, trading as Readymix, (“Readymix”) has received development approval for construction of a hard rock quarry at Lynwood, near Marulan in New South Wales.  The quarry is aimed primarily at supplying the Sydney market from about 2009.

Located 140 kilometres (90 miles) south-west of Sydney, the quarry will provide more than 90 years of production at up to five million tonnes (5.5 million tons) of high quality aggregate a year.  Most of the product will be destined for the Sydney market with up to 1.5 million tonnes (1.7 million tons) a year utilised in regional and local markets.

Readymix chief executive Sharon DeHayes said Readymix has received and reviewed the development conditions imposed on the project, which were satisfactory.  Preliminary design work is already underway and construction is expected to take two to three years.

Ms DeHayes said Readymix was appreciative of the co-operation and support received from the local community, who welcomed the quarry’s potential contribution to the local economy as well as to NSW.

The project will involve a total investment of A$150 to $200 million, subject to board approval, and provide up to 115 full time, permanent jobs.  It is forecast to inject an estimated $10.5 million a year into the local economy.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was over US$490 million for the fiscal year ended 31 March 2005. Market capitalization is over US$10 billion. The Rinker group has more than 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs,

Rinker Group Limited   ABN 53 003 433 118
 Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling, Vice President Corporate Affairs & Investor Relations, on mobile/cell 0419 476 546 (international + 61 419 476 546)

13 January 2006	RIN 08-06

* Aggregates, or crushed rock, is produced in various sizes and qualities, and is the major raw material used in the manufacture of concrete, cement, asphalt and other construction products.